FOR IMMEDIATE RELEASE                                Wednesday, October 16, 2002
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise.)


                    CELESTICA ANNOUNCES THIRD QUARTER RESULTS


                                     SUMMARY

- Revenue of $1,959 million, adjusted net earnings of $0.20 per share
- Efficiency gains drive cash cycle improvements and strong cash flow
- Debt to capitalization reduced to 18%, cash position increases to record $1.8 billion
- Company repurchases 1 million subordinate voting shares; also fully redeems 10 1/2% notes
- Company repurchases $48 million of convertible debt

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced financial results for the third quarter ended September 30, 2002.

For the third quarter, revenue was $1,959 million, down 11 per cent from $2,203 million in the third quarter of 2001. Adjusted net earnings* were $51 million or $0.20 per share, compared to $65 million or $0.27 for the same period last year. The company's guidance for the third quarter, which was revised in September, was for revenue of $1.9 - $2.0 billion and $0.18 to $0.22 adjusted net earnings per share.

Net loss on a GAAP basis for the third quarter was $91 million or $0.40 per share. The results reflect the after-tax impact of a $136 million charge primarily associated with the company's $300 - $375 million restructuring program announced in July 2002. In the third quarter last year, the company reported a net loss of $39 million or $0.20 per share that reflected the after-tax impact of a $79.6 million restructuring charge.

Despite late quarter revenue reductions, Celestica continued to improve operating efficiency and deliver solid results in cash flow and balance sheet metrics. Highlights in the third quarter included:

     o    Cash flow from operations of $371 million
     o    Sequential decrease in inventory of $171 million
     o    Cash cycle improvement to 15 days from 21 days quarter-to-quarter
     o Cash balances increased to $1,848 million or $8.06 per share, up $164 million from the second quarter despite spending $203 million to repurchase shares, senior subordinated notes and convertible debt
     o    Sequential reduction in SG&A by 9% to $73 million

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                                       2

For the nine-month period ended September 30, 2002, revenue was $6,360 million, compared to $7,556 million for the same period last year. Adjusted net earnings were $184 million or $0.72 per share compared to $245 million or $1.08 last year. GAAP net loss was $11 million or $0.09 per share compared to net earnings of $32 million or $0.10 per share last year.

"The quarter was very challenging as we experienced unexpected revenue declines during September," said Eugene Polistuk, chairman and CEO, Celestica. "Specifically, higher complexity products built in Europe and North America were impacted by weaker end-market demand."

"Within this difficult environment, however, we continued to deliver on our goals of driving efficiency and enhancing our very strong balance sheet," said Polistuk. "Our cash balances increased to just over $8.00 per share, and our debt to capital was a conservative 18%. We also made solid sequential progress on our cash cycle, further reducing it to 15 days, achieving our best performance ever and a significant improvement from 67 days one year ago."

SENIOR SUBORDINATED NOTE REDEMPTION AND NORMAL COURSE ISSUER BID

During the quarter, Celestica redeemed all of its $130.0 million of Senior Subordinated Notes which were due in 2006.

During the quarter, Celestica also repurchased 1.0 million Subordinate Voting Shares at the weighted average price of $17.08 per share. The share repurchase program is part of the company's Normal Course Issuer Bid which allows the company to repurchase up to 9.6 million subordinate voting shares, for cancellation, over a period from August 1, 2002 to July 30, 2003.

REPURCHASE OF CONVERTIBLE DEBT

During the quarter, the company paid $48.3 million to repurchase $110.4 million in principal amount, of its outstanding Liquid Yield OptionTM Notes (LYONs) in the open market. The company may, from time-to-time, purchase additional LYONs and has been authorized by the board of directors to purchase up to an additional $100 million subject to market conditions. The amount and timing of any such purchases will be at Celestica's discretion.

Looking forward, the company provided guidance for the fourth quarter ending December 31, 2002 for revenue in the range of $1.7 - $1.9 billion, and adjusted earnings per share between $0.13-$0.21. This guidance reflects continued weak end-market conditions, particularly in communications and information technology infrastructure spending.

Management will host a conference call today discussing the company's third quarter results. The conference call will start at 4:30 EST and can be accessed at www.celestica.com.

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                                       3


*Detailed GAAP financial statements and supplementary information related to adjusted net earnings appear at the end of this press release.

ABOUT CELESTICA
Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with over 40 operations in Asia, Europe and the Americas, providing a broad range of services to leading OEMs (original equipment manufacturers). A recognized leader in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

For further information on Celestica, visit its Web site at www.celestica.com.
                                                            -----------------
The company's security filings can also be accessed at www.sedar.com and
                                                       -------------
www.sec.gov.
-----------

SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT
STATEMENTS CONTAINED IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISK AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT www.sedar.com AND http://www.sec.gov.
                                    -------------     ------------------

WE DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, UNLESS REQUIRED TO DO SO BY APPLICABLE SECURITIES LAW.

AS OF ITS DATE, THIS PRESS RELEASE CONTAINS ANY MATERIAL INFORMATION ASSOCIATED WITH THE COMPANY'S THIRD QUARTER FINANCIAL RESULTS, AND REVENUE AND ADJUSTED NET EARNINGS GUIDANCE FOR THE FOURTH QUARTER ENDING DECEMBER 31, 2002. EARNINGS GUIDANCE IS REVIEWED BY THE COMPANY'S BOARD OF DIRECTORS.

Contacts:
Laurie Flanagan                              Paul Carpino
Celestica Global Communications              Celestica Investor Relations
(416) 448-2200                               (416) 448-2211
media@celestica.com                          clsir@celestica.com
-------------------                          -------------------


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                                       4


                                FINANCIAL SUMMARY

---------------------------------------------------------------------------------------
GAAP FINANCIAL SUMMARY

THREE MONTHS ENDED SEPTEMBER 30                          2001         2002       CHANGE
-------------------------------                          ----         ----       ------
            Revenue                                   $ 2,203 M    $ 1,959 M   $  (244)M
            Net loss                                      (39)M        (91)M       (52)M
            Net loss per share                        $ (0.20)     $ (0.40)    $ (0.20)

            Cash Provided by Operations               $   450 M    $   371 M   $   (79)M
            Cash Position at September 30             $   966 M    $ 1,848 M   $   882 M

NINE MONTHS ENDED SEPTEMBER 30                           2001         2002       CHANGE
------------------------------                           ----         ----       ------
            Revenue                                   $ 7,556 M    $ 6,360 M   $(1,196)M
            Net earnings (loss)                            32 M        (11)M       (43)M
            Net earnings (loss) per share             $  0.10      $ (0.09)    $ (0.19)

            Cash Provided by Operations               $   401 M    $   882 M   $   481 M
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
ADJUSTED NET EARNINGS SUMMARY

THREE MONTHS ENDED SEPTEMBER 30                          2001         2002       CHANGE
-------------------------------                          ----         ----       ------
            Adjusted net earnings                     $    65 M    $    51 M   $   (14)M
            Adjusted net EPS (1)                      $  0.27      $  0.20     $ (0.07)

NINE MONTHS ENDED SEPTEMBER 30                           2001         2002       CHANGE
------------------------------                           ----         ----       ------
            Adjusted net earnings                     $   245 M    $   184 M   $   (61)M
            Adjusted net EPS (1)                      $  1.08      $  0.72     $ (0.36)

Adjusted Net Earnings Calculation
                                                        THREE MONTHS       NINE MONTHS
                                                        ------------       -----------
                                                        2001     2002     2001     2002
                                                        ----     ----     ----     ----
            GAAP net earnings (loss)                  $ (39)M   $(91)M   $ 32 M   $(11)M
            Add: amortization of intangibles             32 M     29 M     90 M     73 M
            Add: acquisition integration costs           10 M      3 M     20 M     17 M
            Add: other non-recurring charges             80 M    136 M    137 M    136 M
            Less: tax impact of above                   (18)M    (26)M    (34)M    (31)M
                                                      ------    -----    -----    -----
            Adjusted net earnings                     $  65 M   $ 51 M   $245 M   $184 M
                                                      =====     ====     ====     ====
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
GUIDANCE SUMMARY
                                                           3Q 02
            3Q VERSUS ACTUALS                         REVISED GUIDANCE    3Q 02 ACTUALS
            -----------------                         ----------------    -------------
            Revenue                                     $1.9B - $2.0B        $1.96B
            Adjusted net EPS                            $0.18 - $0.22         $0.20

            FORWARD GUIDANCE                           4Q 02 GUIDANCE
            ----------------                           --------------
            Revenue                                     $1.7B - $1.9B
            Adjusted net EPS                            $0.13 - $0.21
---------------------------------------------------------------------------------------

(1) For purposes of the diluted per share calculation for the three and nine months ended September 30, 2002, the weighted average number of shares outstanding was 234.9 million and 236.0 million, respectively. Adjusted net EPS excludes the gain on the repurchase of

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
                                       5


convertible debt.

DISCLOSURE ON FINANCIAL RESULTS
As part of its quarterly financial press releases, Celestica provides extensive disclosure including income statement, balance sheet, cash flow from operations and detailed accompanying footnotes. All information is prepared in accordance with Canadian GAAP which conforms in all material respects with U.S. GAAP except as noted in the company's annual report. These same documents are also filed with the United States Securities and Exchange Commissions and Canadian Securities Commissions.

To supplement this information, Celestica also provides information on adjusted net earnings. As a result of the significant number of acquisitions made by Celestica over the past few years, management of Celestica believes adjusted net earnings is a useful measure of operating performance on an enterprise-wide basis that also facilitates reliable period-to-period comparisons. Adjusted net earnings exclude the effects of acquisition-related charges, (most significantly, amortization of intangible assets and integration costs related to acquisitions) other non-recurring charges (most significantly, restructuring costs and the write-down of goodwill and intangible assets) and the related income tax effect of these adjustments. Adjusted net earnings do not have any standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other issuers. Adjusted net earnings are not a measure of performance under Canadian GAAP or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian GAAP or U.S. GAAP.

For comparative purposes, historical detail on adjusted net earnings are shown in the company's securities filings including annual reports, press releases and prospectuses, as well as in supplementary historical information found on the company's web site.






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                                       7


                                 CELESTICA INC.

                           CONSOLIDATED BALANCE SHEETS
                          (IN MILLIONS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                             DECEMBER 31     SEPTEMBER 30
                                                                 2001            2002
                                                             -----------     ------------
ASSETS
Current assets:
  Cash and short-term investments............................$   1,342.8     $   1,848.3
  Accounts receivable .......................................    1,054.1           924.0
  Inventories ...............................................    1,372.7           945.8
  Prepaid and other assets...................................      177.3           142.8
  Deferred income taxes......................................       49.7            56.5
                                                             -----------     -----------
                                                                 3,996.6         3,917.4
Capital assets ..............................................      915.1           831.4
Goodwill on business combinations (note 2)...................    1,128.8         1,155.1
Other intangible assets (note 2).............................      427.2           355.5
Other assets ................................................      165.2           232.3
                                                             -----------     -----------
                                                             $   6,632.9     $   6,491.7
                                                             ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable...........................................$   1,198.3     $   1,137.6
  Accrued liabilities........................................      405.7           471.4
  Income taxes payable.......................................       21.0            18.2
  Deferred income taxes......................................       21.8            22.1
  Current portion of long-term debt .........................       10.0             2.7
                                                             -----------     -----------
                                                                 1,656.8         1,652.0
Long-term debt (note 4)......................................      137.4             5.2
Accrued post-retirement benefits ............................       47.3            75.5
Deferred income taxes........................................       41.5            52.9
Other long-term liabilities..................................        4.3             4.9
                                                              ----------      ----------
                                                                 1,887.3         1,790.5
Shareholders' equity:
  Convertible debt (note 5)..................................      886.8           853.7
  Capital stock (note 6).....................................    3,699.0         3,687.4
  Contributed surplus........................................          -             2.8
  Retained earnings..........................................      162.7           141.9
  Foreign currency translation adjustment....................       (2.9)           15.4
                                                              -----------     ----------
                                                                 4,745.6         4,701.2
                                                              ----------      ----------
                                                             $   6,632.9     $   6,491.7
                                                             ===========     ===========


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL
                       CONSOLIDATED FINANCIAL STATEMENTS.


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                                       8


                                 CELESTICA INC.

        CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND RETAINED EARNINGS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                         THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                            SEPTEMBER 30                     SEPTEMBER 30
                                                                        2001            2002             2001             2002
                                                                    ----------       ----------       ---------        ---------
Revenue.............................................................$  2,203.0       $  1,958.9       $ 7,556.2        $ 6,359.6
Cost of sales.......................................................   2,053.5          1,827.6         7,021.2          5,914.1
                                                                    ----------       ----------       ---------        ---------
Gross profit........................................................     149.5            131.3           535.0            445.5
Selling, general and administrative expenses .......................      79.4             73.2           254.8            230.0
Amortization of goodwill and other intangible assets (note 2).......      32.2             29.0            89.9             72.7
Integration costs related to acquisitions ..........................      10.0              3.0            20.1             17.1
Other charges (note 7)..............................................      79.6            136.4           136.6            136.4
                                                                    ----------       ----------       ---------        ---------
Operating income (loss).............................................     (51.7)          (110.3)           33.6            (10.7)
Interest on long-term debt..........................................       4.4              3.5            13.9             14.5
Interest income, net................................................      (9.5)            (4.6)          (24.9)           (12.5)
                                                                    -----------      -----------      ----------       ----------
Earnings (loss) before income taxes.................................     (46.6)          (109.2)           44.6            (12.7)
                                                                    -----------      -----------      ---------        ----------
Income taxes:
  Current ..........................................................      (4.0)            (6.7)           15.3             12.4
  Deferred (recovery)...............................................      (3.9)           (11.9)           (2.7)           (14.6)
                                                                    -----------      -----------      ----------       ----------
                                                                          (7.9)           (18.6)           12.6             (2.2)
                                                                    -----------      -----------      ---------        ----------
Net earnings (loss) for the period..................................     (38.7)           (90.6)           32.0            (10.5)

Retained earnings, beginning of period..............................     281.1            234.2           217.5            162.7
Convertible debt accretion, net of tax..............................      (3.8)            (4.6)          (10.9)           (13.2)
Gain on repurchase of convertible debt (note 5).....................         -              4.3                -             4.3
Loss on repurchase of capital stock (note 6)........................         -             (1.4)               -            (1.4)
                                                                    ----------       -----------      ----------       ---------
Retained earnings, end of period....................................$    238.6       $    141.9       $   238.6        $   141.9
                                                                    ==========       ==========       =========        =========

Basic earnings (loss) per share (note 9)............................$    (0.20)       $   (0.40)       $   0.10         $  (0.09)

Diluted earnings (loss) per share (note 9)..........................$    (0.20)       $   (0.40)       $   0.10         $  (0.09)

Weighted average number of shares outstanding:
   - basic (in millions)............................................     218.1            230.1           208.0            230.0
   - diluted (in millions) (note 9).................................     218.1            230.1           226.6            230.0




          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                    ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.



                                                                         more...

                                 CELESTICA INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (IN MILLIONS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                                         THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                            SEPTEMBER 30                     SEPTEMBER 30
                                                                        2001            2002             2001             2002
                                                                    ----------       ----------       ---------        ---------
CASH PROVIDED BY (USED IN):
OPERATIONS:
Net earnings (loss) for the period .................................$    (38.7)      $    (90.6)       $    32.0       $   (10.5)
Items not affecting cash:
  Depreciation and amortization.....................................      84.3             82.7            225.3           239.2
  Deferred income taxes.............................................      (3.9)           (11.9)            (2.7)          (14.6)
  Other charges.....................................................      58.7             79.2             75.9            79.2
  Other.............................................................       2.2             (2.0)             3.5             2.2
                                                                    ----------       -----------       ---------       ---------
Cash from earnings..................................................     102.6             57.4            334.0           295.5
                                                                    ----------       ----------        ---------       ---------
Changes in non-cash working capital items:
  Accounts receivable...............................................     324.9            178.9            498.7           159.3
  Inventories.......................................................     270.5            171.8            447.2           452.5
  Other assets......................................................     (10.8)            10.8             80.5            (1.6)
  Accounts payable and accrued liabilities..........................    (219.2)           (35.2)          (923.7)          (18.6)
  Income taxes payable..............................................     (18.3)           (12.3)           (35.6)           (5.0)
                                                                    -----------      -----------       ----------      ----------
  Non-cash working capital changes..................................     347.1            314.0             67.1           586.6
                                                                    ----------       ----------        ---------       ---------
  Cash provided by operations.......................................     449.7            371.4            401.1           882.1
                                                                    ----------       ----------        ---------       ---------

INVESTING:
  Acquisitions, net of cash acquired................................    (716.3)            (7.8)          (864.4)         (110.7)
  Purchase of capital assets........................................     (26.0)           (44.3)          (162.1)         (119.3)
  Proceeds on sale of capital assets................................         -             47.2                -            68.2
  Other.............................................................       0.4             (1.0)             1.3            (1.1)
                                                                    ----------       -----------       ---------       ----------
  Cash used in investing activities.................................    (741.9)            (5.9)        (1,025.2)         (162.9)
                                                                    -----------      -----------       ----------      ----------

FINANCING:
  Bank indebtedness.................................................      (1.6)               -             (1.6)           (1.6)
  Repayment of long-term debt (note 4)..............................      (1.0)          (130.6)            (2.7)         (145.5)
  Debt redemption fees (note 4).....................................         -             (6.9)               -            (6.9)
  Deferred financing costs..........................................      (4.1)            (0.1)            (4.1)           (0.6)
  Repurchase of convertible debt (note 5)...........................         -            (48.3)               -           (48.3)
  Issuance of capital stock.........................................       2.6              1.3            724.6             5.8
  Share issue costs, pre-tax .......................................         -                -            (10.0)              -
  Repurchase of capital stock (note 6)..............................         -            (17.1)               -           (17.1)
  Other.............................................................       0.9              0.8                -             0.5
                                                                    ----------       ----------        ---------       ---------
  Cash provided by (used in) financing activities...................      (3.2)          (200.9)           706.2          (213.7)
                                                                    -----------      -----------       ---------       ----------

Increase (decrease) in cash.........................................    (295.4)           164.6             82.1           505.5
Cash, beginning of period...........................................   1,261.3          1,683.7            883.8         1,342.8
                                                                    ----------       ----------        ---------       ---------
Cash, end of period.................................................$    965.9       $  1,848.3        $   965.9       $ 1,848.3
                                                                    ==========       ==========        =========       =========


              Cash is comprised of cash and short-term investments.

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                   ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

                                                                         more...

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

1.    NATURE OF BUSINESS:

      The primary operations of the Company consist of providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the information technology and communications industries. The Company has operations in the Americas, Europe and Asia.

      Celestica prepares its financial statements in accordance with accounting principles which are generally accepted in Canada with a reconciliation to accounting principles generally accepted in the United States, as disclosed in note 22 to the 2001 Consolidated Financial Statements.

2.    SIGNIFICANT ACCOUNTING POLICIES:

      The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2001.

      The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of September 30, 2002 and the results of operations and cash flows for the three and nine months ended September 30, 2001 and 2002.

      The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements, except the following:

(A)  BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS:
     In September 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Sections 1581, "Business combinations" and 3062, "Goodwill and other intangible assets." The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with U.S. GAAP.

      Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 was not amortized. In addition, the criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination have been applied to business combinations completed after June 30, 2001.

      The Company has fully adopted these new standards as of January 1, 2002, and has discontinued amortization of all existing goodwill. The Company has also evaluated existing intangible assets, including estimates of remaining useful lives, and has reclassed $9.1 from intellectual property to goodwill as of January 1, 2002 to conform with the new criteria.

      Section 3062 requires the completion of a transitional goodwill impairment evaluation within six months of adoption. Impairment is identified by comparing the carrying amounts of the Company's reporting units with their fair values. To the extent a reporting unit's carrying amount exceeds its fair value, the impairment is measured in a manner similar to a purchase price allocation and must be recorded by December 31, 2002. Any transitional impairment would be recognized as an effect of a change in accounting principle and would be charged to opening retained earnings as of January 1, 2002. The Company completed the transitional

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
                                       11

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

goodwill impairment assessment during the second quarter of 2002, and determined that no impairment existed as of the date of adoption.

      Effective January 1, 2002, the Company had unamortized goodwill of $1,137.9 which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change is as follows:


                                                                       THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                          SEPTEMBER 30                   SEPTEMBER 30
                                                                     2001             2002           2001          2002
                                                               --------------    -------------    ----------   ------------
     Net earnings (loss)......................................    $   (38.7)       $   (90.6)     $    32.0      $   (10.5)
     Add back: goodwill amortization..........................          7.9                -           29.2              -
                                                                  ---------        ---------      ---------      ---------
     Net earnings (loss) before goodwill amortization.........    $   (30.8)       $   (90.6)     $    61.2      $   (10.5)
                                                                  ==========       ==========     =========      ==========

     Basic earnings (loss) per share:
     Net earnings (loss)......................................    $  (0.20)        $  (0.40)      $   0.10       $  (0.09)
     Net earnings (loss) before goodwill amortization.........    $  (0.16)        $  (0.40)      $   0.24       $  (0.09)

     Diluted earnings (loss) per share:
     Net earnings (loss)......................................    $  (0.20)        $  (0.40)      $   0.10       $  (0.09)
     Net earnings (loss) before goodwill amortization.........    $  (0.16)        $  (0.40)      $   0.24       $  (0.09)

      The following table sets forth the Company's goodwill and other intangible assets as of September 30, 2002:

                                                                           ACCUMULATED       NET BOOK
                                                              COST         AMORTIZATION       VALUE
     Goodwill........................................     $    1,287.4     $      132.3    $    1,155.1
                                                          ============     ============    ============

     Other intangible assets:
     Intellectual property...........................     $      353.8     $      184.5    $      169.3
     Other intangible assets.........................            230.4             44.2           186.2
                                                          ------------     ------------    ------------
                                                          $      584.2     $      228.7    $      355.5
                                                          ============     ============    ============

      Intellectual property primarily represents the cost of certain intellectual property and process technology. Other intangible assets consist primarily of customer relationship and contracts representing the excess of cost over the fair value of tangible assets and intellectual property acquired in asset acquisitions.

      Other intangible assets have increased $51.5 due to acquisitions. This increase has been offset by reclassifications to goodwill (see note 8(b)) and write-offs due to restructuring.

     The aggregate amortization expense for other intangible assets was $29.0 and $72.7 for the three and nine months ended September 30, 2002, respectively.

     (b) STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:
     Effective January 1, 2002, the Company adopted the new CICA Handbook
Section 3870, which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002, has not been included.

                                                                         more...

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

      The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The fair value of the options issued in the quarter and nine-month period were determined using the Black-Scholes option pricing model. The following assumptions were used in the quarter: risk-free rate of 4.88%; dividend yield of 0%; a volatility factor of the expected market price of the Company's shares of 70%; and a weighted-average expected option life of 7.5 years. The weighted-average grant date fair values of options issued during the quarter was $13.32 per share. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period. For the three months ended September 30, 2002, the Company's pro forma net loss is $91.1, basic loss per share is $0.40 and diluted loss per share is $0.40. For the nine months ended September 30, 2002, the Company's pro forma net loss is $11.5, basic loss per share is $0.09 and diluted loss per share is $0.09. The Company's stock option plans are described in note 11 to the 2001 consolidated financial statements.

3.   ACQUISITIONS:

      ASSET ACQUISITIONS:
      On March 31, 2002, the Company acquired certain assets located in Miyagi and Yamanashi, Japan from NEC Corporation. In August 2002, the Company acquired certain assets from Corvis Corporation in the United States. The purchase price for these acquisitions was financed with cash and allocated to the net assets acquired, including other intangible assets of $51.5, based on their relative fair values at the date of acquisition.

4.    LONG-TERM DEBT

     In August 2002, the Company redeemed the entire $130.0 of outstanding Senior Subordinated Notes at a premium of 5.25%. See note 7(b).

5.    CONVERTIBLE DEBT

      During the quarter the Company repurchased Liquid Yield OptionTM Notes (LYONs) with a principal amount at maturity of $110.4. The Company paid a total of $48.3. Pursuant to Canadian GAAP, the LYONs are recorded as an equity instrument and bifurcated into a principal equity component and an option component. See note 10 to the 2001 Consolidated Financial Statements. The gain on the repurchase of LYONs is recorded to retained earnings and apportioned between the principal equity and option components, based on their relative fair values compared to their carrying values. Consistent with the treatment of the periodic accretion charges, the gain on the principal equity component has been included in the calculation of basic and diluted earnings (loss) per share. See note 9.

6.    CAPITAL STOCK

      In July 2002, the Company filed a Normal Course Issuer Bid to repurchase, at its discretion, up to 5% of the total outstanding shares, or 9.6 million Subordinate Voting Shares for cancellation, over the next 12 months. During the quarter, the Company repurchased 1.0 million Subordinate Voting Shares at a weighted average price of $17.08 per share.


                                                                         more...

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

7.    OTHER CHARGES:

                                                                          THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                             SEPTEMBER 30                  SEPTEMBER 30
                                                                         2001           2002           2001            2002
                                                                    -----------    ------------    ------------    ------------
     2001 restructuring (a).....................................      $   43.5       $    (1.9)      $   100.5       $    (1.9)
     Deferred financing costs and debt redemption fees (b)......            -              9.6              -              9.6
     2002 restructuring (c).....................................            -            128.7              -            128.7
     Other (d)..................................................          36.1               -            36.1               -
                                                                      --------       ---------       ---------       ---------
                                                                      $   79.6       $   136.4       $   136.6       $   136.4
                                                                      ========       =========       =========       =========

(A)    2001 RESTRUCTURING:
       In 2001, the Company recorded a restructuring charge that reflected facility consolidations and a workforce reduction. The following table details the activity through the accrued restructuring liability for the period ended September 30, 2002:

                                                                            LEASE AND
                                                          EMPLOYEE            OTHER          FACILITY
                                                        TERMINATION        CONTRACTUAL      EXIT COSTS
                                                           COSTS           OBLIGATIONS      AND OTHER          TOTAL
                                                         ----------        -----------      ---------        ---------
     Balance at June 30, 2002........................    $    13.7         $    27.5        $     6.6        $    47.8
     Cash payments...................................         (7.7)             (1.7)            (2.0)           (11.4)
     Adjustments.....................................         (0.4)             (2.2)             0.7             (1.9)
                                                         ----------        ---------        ---------        ---------
     Balance at September 30, 2002...................    $     5.6         $    23.6        $     5.3        $    34.5
                                                         ==========        =========        =========        =========


      As of December 31, 2001, 2,330 employee positions remained to be terminated during 2002. As of September 30, 2002, approximately 300 employees remain to be terminated by year-end. The Company expects to complete the major components of the restructuring plan by the end of 2002, except for certain long-term lease contractual obligations.

(B)   DEFERRED FINANCING COSTS AND DEBT REDEMPTION FEES:
      In August 2002, the Company expensed deferred financing costs and paid a premium associated with the redemption of the Senior Subordinated Notes.

(C)   2002 RESTRUCTURING:
      In July 2002, the Company announced a new restructuring plan, in response to the prolonged difficult end-market conditions. The Company expects that it will incur a pre-tax charge of between $300.0 and $375.0, for the consolidation of facilities and a workforce reduction, to be recorded by the end of the year. During the quarter, the Company recorded a pre-tax restructuring charge of $128.7. The following table details the components of the restructuring charge:

                                                                        THREE AND NINE
                                                                         MONTHS ENDED
                                                                      SEPTEMBER 30, 2002
                                                                      ------------------
     Employee termination costs.....................................     $    42.0
     Lease and other contractual obligations........................           7.1
     Facility exit costs and other..................................          10.0
     Asset impairment (non-cash)....................................          69.6
                                                                         ---------
                                                                         $   128.7
                                                                         =========

      The following table details the activity through the accrued restructuring liability for the period ended September 30, 2002:

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
                                       14

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                            LEASE AND
                                                          EMPLOYEE            OTHER          FACILITY
                                                        TERMINATION        CONTRACTUAL      EXIT COSTS
                                                           COSTS           OBLIGATIONS      AND OTHER          TOTAL
                                                         ----------        -----------      ----------       ---------
     Balance at June 30, 2002........................    $        -         $         -     $        -       $       -
     Provision.......................................          42.0                 7.1           10.0            59.1
     Cash payments...................................         (14.9)                  -           (0.3)          (15.2)
                                                         -----------        -----------     ----------       ---------
     Balance at September 30, 2002...................    $     27.1         $       7.1     $      9.7       $    43.9
                                                         ==========         ===========     ==========       =========

      During the quarter, employee termination announcements were made primarily in the Americas with the majority pertaining to manufacturing and plant employees. To date, 2,368 employees have been identified to be terminated, of which 458 employees were terminated in the quarter. The remaining termination costs are expected to be paid out within one year.

      The non-cash charges for asset impairment reflects the write-down of certain long-lived assets primarily in the Americas that have become impaired as a result of the rationalization of facilities. The asset impairments relate to intangible assets, machinery and equipment, buildings and improvements. The assets were written down to their recoverable amounts using estimated cash flows.

      The Company will record additional charges in the fourth quarter and expects to complete the major components of the restructuring plan by the end of 2003, except for certain long-term lease contractual obligations.

(D)  OTHER:
     During the third quarter of 2001, the Company recorded a non-cash charge of $36.1. This is comprised of a write-down of certain assets, primarily goodwill and intangible assets.

 8.   SEGMENTED INFORMATION:

      The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings before interest, income taxes, amortization of intangible assets, other charges and integration costs related to acquisitions). Inter-segment transactions are reflected at market value. The following is a breakdown by operating segment.

                                                                          THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                             SEPTEMBER 30                  SEPTEMBER 30
                                                                         2001           2002           2001            2002
                                                                    -----------    ------------    ------------    ------------
     REVENUE
     Americas....................................................     $1,442.7       $ 1,028.4       $ 4,851.1       $ 3,696.6
     Europe......................................................        641.6           382.3         2,385.5         1,333.2
     Asia........................................................        163.8           595.4           575.7         1,529.5
     Elimination of inter-segment revenue........................        (45.1)          (47.2)         (256.1)         (199.7)
                                                                      --------       ---------       ---------      ----------
                                                                      $2,203.0       $ 1,958.9       $ 7,556.2       $ 6,359.6
                                                                      ========       =========       =========       =========

     EBIAT
     Americas....................................................     $   38.8       $    38.3       $   146.7       $   122.7
     Europe......................................................         23.2           (14.0)          104.9            13.2
     Asia........................................................          8.1            33.8            28.6            79.6
                                                                      --------       ---------       ---------       ---------
                                                                          70.1            58.1           280.2           215.5
     Interest, net...............................................          5.1             1.1            11.0            (2.0)
     Amortization of goodwill and other intangible assets........        (32.2)          (29.0)          (89.9)          (72.7)
     Integration costs related to acquisitions...................        (10.0)           (3.0)          (20.1)          (17.1)
     Other charges...............................................        (79.6)         (136.4)         (136.6)         (136.4)
                                                                      --------       ---------       ---------       ---------
     Earnings (loss) before income taxes.........................     $  (46.6)      $  (109.2)      $    44.6       $   (12.7)
                                                                      ========       =========       =========       ==========

                                                                         more...

                                                                   AS AT SEPTEMBER 30
                                                               2001                2002
                                                           ------------        -----------
     TOTAL ASSETS
     Americas.......................................        $   3,777.6        $    3,224.1
     Europe.........................................            1,723.9             1,288.1
     Asia...........................................              436.1             1,979.5
                                                            -----------        ------------
                                                            $   5,937.6        $    6,491.7
                                                            ===========        ============

      The following table sets forth the changes in goodwill by operating segment during the nine months ended September 30, 2002:

      GOODWILL                                    DECEMBER 31, 2001     RECLASS (A)     POST CLOSING (B)     SEPTEMBER 30, 2002
                                                 ------------------   --------------   ------------------    -------------------
     Americas....................................   $        243.2       $     1.8       $        (0.5)           $      244.5
     Europe......................................             68.3             6.2                 1.0                    75.5
     Asia........................................            817.3             1.1                16.7                   835.1
                                                             -----       ---------       -------------            ------------
                                                    $      1,128.8       $     9.1       $        17.2            $    1,155.1
                                                    ==============       =========       =============            ============

(a) The Company has reclassed $9.1 from intellectual property to goodwill as of January 1, 2002 to conform with the new goodwill standards.

(b) The Company has completed the valuations of certain assets relating to the 2001 business combinations. This resulted in changes to the fair value allocation of the purchase price, and thus goodwill.

9.    WEIGHTED AVERAGE SHARES OUTSTANDING AND EARNINGS (LOSS) PER SHARE:

      For the three months ended September 30, 2001 and the three and nine months ended September 30, 2002, the weighted average number of shares outstanding for purposes of the diluted earnings (loss) per share calculation, excludes the effect of convertible securities as they are anti-dilutive.

      For the three and nine months ended September 30, 2002, the gain on the principal equity component of the convertible debt repurchase of $4.0 is included in the calculation of basic and diluted GAAP earnings (loss) per share. See note 5.

10.   SUPPLEMENTAL CASH FLOW INFORMATION:

                                                                 THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                    SEPTEMBER 30                    SEPTEMBER 30
                                                                2001           2002             2001            2002
                                                            -----------     ----------       ----------      ----------
Paid during the period:
Interest.....................................................$    4.2        $   5.1          $   12.4        $   17.2
Taxes........................................................$   38.4        $   4.5          $   70.5        $   16.0

Non-cash financing activities:
  Convertible debt accretion, net of tax ....................$    3.8        $   4.6          $   10.9        $   13.2
  Shares issued for acquisitions.............................$   178.7       $     -          $  180.7        $      -


                                                                        -30-